SCHEDULE 3

UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

WESTPORT INNOVATIONS INC.

Unaudited Pro-forma Condensed Consolidated Balance Sheet
(Expressed in thousands of United States dollars)
As at June 30, 2010

	Westport	OMVL	Pro-forma Adjustments	Pro-forma Consolidated
Assets:				
Current assets:				
Cash and cash equivalents (note 4(a) and (b))	$ 79,728	$ 4,080	$ (18,143)	$ 65,665
Short-term investments	18,593	-	-	18,593
Accounts receivable (note 4(a))	8,220	10,095	(1,800)	16,515
Loan receivable	14,505	-	-	14,505
Inventories (note 4(a))	7,416	5,925	(238)	13,103
Prepaid expenses	1,103	47	-	1,150
Current portion of future income tax assets	4,966	350	-	5,316
Total current assets	134,531	20,497	(20,181)	134,847
Deposit	-	177	-	177
Equipment, furniture and leasehold improvements, net (note 4(a))	6,020	2,598	1,368	9,986
Intangible assets, net (note 4(a))	236	317	5,275	5,828
Future income tax assets	4,079	1,110	-	5,189
Goodwill (note 4(a) and (c))	-	10,981	484	11,465
Total Assets:	$ 144,866	$ 35,680	$ (13,054)	$ 167,492
Liabilities and Shareholders' Equity:				
Current liabilities				
Accounts payable and accrued liabilities	7,231	11,425	-	18,656
Current portion of deferred revenue	1,192	10	-	1,202
Current portion of long-term debt	128	181	-	309
Current portion of warranty liability	11,929	-	-	11,929
Total current liabilities	20,480	11,616	-	32,096
Warranty liability	7,874	-	-	7,874
Long-term debt	12,502	-	-	12,502
Other long-term liabilities (note 4(b))	6,214	305	6,305	12,824
Future income taxes (note 4(a))	-	2,433	2,011	4,444
Joint Venture Partners' share of net assets of joint ventures	14,569	-	-	14,569
Total Liabilities	61,639	14,354	8,316	84,309
Non-controlling interest (note 4(c))	-	(757)	713	(44)
Shareholders' Equity:				
Share capital:				
Common shares (note 4(a))	309,172	18,944	(18,944)	309,172
Other equity instruments	5,992	-	-	5,992
Additional paid in capital	3,785	-	-	3,785
Retained earnings (deficit) (note 4(a))	(250,458)	3,294	(3,294)	(250,458)
Accumulated other comprehensive income (note 4(a))	14,736	(155)	155	14,736
Total Shareholders' Equity	83,227	22,083	(22,083)	83,227
Total Liabilities and Shareholders' Equity	$ 144,866	$ 35,680	$ (13,054)	$ 167,492

WESTPORT INNOVATIONS INC.

Unaudited pro-forma condensed consolidated statements of operations
(Expressed in thousands of United States dollars, except share and per share amounts)
For the three month period ended June 30, 2010

	Westport	OMVL	Pro-forma Adjustments	Pro-forma Consolidated
Product and parts revenue	$ 25,491	$ 9,846	$ -	$ 35,337
Cost of revenue and expenses:				
Cost of revenue (note 5(b))	16,738	9,776	(119)	26,395
Research and development	6,747	653	-	7,400
General and administrative	2,521	1,454	-	3,975
Sales and marketing	3,691	233	-	3,924
Foreign exchange gain	(566)	(185)	-	(751)
Depreciation and amortization (note 5(a))	460	313	181	954
Bank charges, interest and other (note 5(d))	151	25	25	201
	29,742	12,269	87	42,098
Loss before undernoted	(4,251)	(2,423)	(87)	(6,761)
Loss from investment accounted for by the equity method (note 5(f))	(155)	-	155	-
Interest on long-term debt and amortization of discount (note 5(c))	(720)	(1)	(209)	(930)
Interest and other income	294	5	-	299
Loss before income taxes and joint venture partners' share of income from joint ventures	(4,832)	(2,419)	(141)	(7,392)
Income tax recovery (expense):				
Current (note 5(e))	(1,784)	(208)	(28)	(2,020)
Future (note 5(e))	(26)	772	103	849
	(1,810)	564	75	(1,171)
Net loss before joint venture partners' share of income from joint ventures	(6,642)	(1,855)	(66)	(8,563)
Joint venture partners' share of net loss from joint ventures	(1,444)	-	-	(1,444)
Net loss attributable to non-controlling interests (note 5(f))	-	159	(155)	4
Net loss for the period	$ (8,086)	$ (1,696)	$ (221)	$ (10,003)
Loss per share:				
Basic				$ (0.25)
Diluted				$ (0.25)
Weighted average common shares outstanding:				
Basic				39,301,623
Diluted				39,301,623

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Unaudited pro-forma condensed consolidated statements of operations
(Expressed in thousands of United States dollars, except share and per share amounts)
For the twelve month period ended March 31, 2010

	Westport	OMVL	Pro-forma Adjustments	Pro-forma Consolidated
Product and parts revenue	$ 121,653	$ 28,726	$ -	$ 150,379
Cost of revenue and expenses:				
Cost of revenue (note 5(b))	82,979	23,802	(238)	106,543
Research and development	26,213	2,524	-	28,737
General and administrative	11,838	3,183	-	15,021
Sales and marketing	16,741	988	-	17,729
Foreign exchange loss	378	34	-	412
Depreciation and amortization (note 5(a))	1,957	1,339	723	4,019
Bank charges, interest and other (note 5(d))	413	285	96	794
	140,519	32,155	581	173,255
Loss before undernoted	(18,866)	(3,429)	(581)	(22,876)
Loss from investment accounted for by the equity method (note 5(f))	(983)	-	983	-
Interest on long-term debt and amortization of discount (note 5(c))	(2,506)	(3)	(890)	(3,399)
Interest and other income	351	8	-	359
Gain on sale of investments	2,827	-	-	2,827
Loss before income taxes and joint venture partners' share of income from joint ventures	(19,177)	(3,424)	(488)	(23,089)
Income tax recovery (expense):				
Current (note 5(e))	(9,663)	(199)	(28)	(9,890)
Future (note 5(e))	1,222	217	427	1,866
	(8,441)	18	399	(8,024)
Net Lloss before joint venture partners' share of income from joint ventures	(27,618)	(3,406)	(89)	(31,113)
Joint venture partners' share of net income from joint ventures	(7,071)	-	-	(7,071)
Net loss attributable to non-controlling interests (note 5(f))	-	999	(983)	16
Net loss for the period	$ (34,689)	$ (2,407)	$ (1,072)	$ (38,168)
Loss per share:				
Basic				$ (1.12)
Diluted				$ (1.12)
Weighted average common shares outstanding:				
Basic				34,133,247
Diluted				34,133,247

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Notes to Unaudited pro-forma condensed consolidated financial statements
(Expressed in thousands of United States dollars)

1. Basis of Presentation

The accompanying unaudited pro-forma condensed consolidated financial statements of Westport Innovations Inc. ("Westport" or the "Company") as at and for the three months ended June 30, 2010 and for the twelve months ended March 31, 2010, have been prepared by management of Westport Innovations Inc. ("Westport") in accordance with Canadian generally accepted accounting principles to give effect to (i) the acquisition of our 100% ownership interest in OMVL S.p.A ("OMVL"); and (ii) the related financing transaction. In the opinion of Westport's management, these unaudited pro-forma condensed consolidated financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

These unaudited pro-forma condensed consolidated financial statements have been prepared from and include information from the following:

a) The audited consolidated financial statements of Westport Innovations Inc., as at and for the year ended March 31, 2010;

b) The unaudited interim condensed consolidated financial statements of OMVL for the three and six month periods ended June 30, 2010;

c) The unaudited interim consolidated financial statements of Westport Innovations Inc., as at and for the three months ended June 30, 2010.

These unaudited pro-forma condensed consolidated financial statements do not contain all the necessary information for interim and annual financial statements. Accordingly, these unaudited pro-forma condensed consolidated financial statements should be read in conjunction with the description of the transaction in this report and the consolidated financial statements, together with the notes thereon that are included in this report or available on SEDAR at www.sedar.com.

The unaudited pro-forma condensed consolidated balance sheet has been prepared assuming the acquisition of OMVL and the related financing transaction occurred on June 30, 2010, while the unaudited pro-forma condensed consolidated statements of operations for the three months ended June 30, 2010 and the twelve months ended March 31, 2010 have been prepared assuming the acquisition occurred on April 1, 2010 and April 1, 2009, respectively.

In the opinion of Westport's management, these unaudited pro-forma condensed consolidated financial statements include all adjustments necessary for fair presentation of the acquisition of OMVL described in the accompanying notes in accordance with Canadian generally accepted accounting principles. The unaudited pro-forma condensed consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the result that would have occurred if the acquisition had been in effect on the dates indicated or of financial results that may occur in the future.

Certain elements of OMVL's financial statements have been reclassified to provide a consistent format. The unaudited pro-forma consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Westport and OMVL.

2. Significant accounting policies

The accounting policies used in the preparation of these unaudited pro-forma consolidated financial statements are consistent with those set out in Westport's consolidated financial statements for the year ended March 31, 2010.

OMVL prepares its consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States ("US GAAP"). The significant accounting policies of OMVL conform in all material respects to those of Westport and there are no material measurement

differences in the reconciliation of Canadian GAAP to US GAAP. Under US GAAP, on the consolidated balance sheets, non-controlling interests is presented as a separate component of shareholders' equity. Under Canadian GAAP, non-controlling interests is reported between total liabilities and shareholders' equity. As a result, under US GAAP, total equity would be $83,138 as at June 30, 2010. There is no impact on the statement of operations for the three month period ended June 30, 2010 or on the statement of operations for the twelve month period ended March 31, 2010.

3. Acquisition of OMVL S.p.A

On July 2, 2010, Westport acquired, through its wholly owed subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVLfrom Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the "Sellers"). Total consideration for the acquisition was €19.0 million. Westport paid €11.4 million (approximately US$14.0 million) on closing and expects to pay €7.6 million (approximately US$9.4 million) on the third anniversary of the closing date. The purchase price was also subject to an upward adjustment equal to the consolidated net cash position as of the closing date of €2.2 million (approximately US$2.9).

Westport also acquired OMVL's 51% interest in Juniper Engines Inc. ("Juniper") for CDN$1.5 million. Westport previously held the other 49% of Juniper, and after the transaction, Juniper became a wholly owned subsidiary of Westport.

The preliminary purchase price and related purchase accounting adjustments reflected in these pro-forma condensed consolidated financial statements are subject to change and are summarized as follows:

	$ 000's
Purchase Price:	
Initial cash consideration for purchase of OMVL	$ 14,012
Cash consideration for purchase of 51% interest in Juniper	1,415
Purchase price adjustment due to the Sellers calculate on the final net cash position	2,719
Future cash consideration to the Sellers	6,305
	$ 24,451
Net assets acquired:	
Cash and cash equivalents	$ 4,080
Accounts receivable	8,295
Inventory	5,687
Other current assets	224
Equipment, furniture and leasehold improvement	3,966
Intangible assets	5,592
Goodwill	11,465
Accounts payable and accrued liabilities	(11,425)
Other liabilities	(495)
Future income taxes	(2,984)
Non-controlling interests	46
	$ 24,451

4. Notes to the unaudited pro-forma consolidated balance sheet:

The adjustments included in the unaudited pro-forma condensed consolidated balance sheet assume the following events occurred on June 30, 2010.

a) **Fair value adjustments to assets and liabilities**: Fair value adjustments, as determined by an independent third party valuation and other post acquisition developments are preliminary and subject to change. The amount of the fair value adjustments may differ materially from the amounts disclosed in the final purchase price allocation. Any such changes in the determination and allocation of the fair value adjustments could also result in material changes to operating results in subsequent periods. Fair value adjustments include adjustments to accounts receivable, inventories, property, plant and

equipment, intangible assets, and goodwill.

b) **Adjustments to other long-term liabilities**: The Company paid €11.4 million on the Closing Date and will pay €7.6 million on the third anniversary of the Closing Date. The amount payable to the Seller has been recorded at its fair value as determined by an independent third party valuation.

c) **Adjustments to non-controlling interests:** The Company paid CDN$1.5 million for Juniper Engines Inc. and as a result, the non-controlling interest and related loss on equity investment have been adjusted. The difference between the purchase price and the fair value of Juniper's net assets has been recorded as goodwill.

5. Notes to the unaudited pro-forma statements of operations:

The assumptions and adjustments made to the unaudited pro-forma condensed consolidated statements of operations are as follows:

a) **Increase in depreciation and amortization expense**: Incremental depreciation and amortization expense arises from fair value changes on property, plant and equipment, trademark, technology, non-compete agreements and customer relationships.

b) **Reversal of inventory adjustments**: A reversal of inventory adjustments in cost of revenue arises from fair value changes on inventory balances. These changes impact cost of revenue as the inventory is sold in future periods.

c) **Increase in interest expense**: The increase in interest expense arises from accretion on the difference between fair value and the outstanding principal on the amount due to the Seller.

d) **Increase in bank charges**: The increase in bank charges arises from the cost of maintaining the bank guarantee related to the €7.6 million balance payable to the Seller on July 2, 2013.

e) **Changes to income tax provision**: The change in the income tax provision relates to current and future income tax adjustments associated with the pro-forma adjustments.

f) **Net loss attributable to non-controlling interests**: The adjustment relates to OMVL's 51% interest in Juniper that was acquired by Westport on July 2, 2010. As a result, the net loss attributable to non-controlling interests and loss from investment accounted for by the equity method are not recorded in the unaudited pro-forma condensed consolidated statements of operations.